Transaction Statement dated May 20, 2004

TELEFÓNICA DEL PERÚ S.A.A.

     This transaction statement relates to holders of our American Depositary Shares (ADSs) as evidenced by American Depositary Receipts (ADRs), each ADS representing ten class B shares, nominal value S/.1.00, in connection with the proposed purchase by Telefónica del Perú S.A.A. (TdP), beginning not earlier than thirty (30) days after the initial filing of this transaction statement (April 29, 2004), of all class B shares that are held on behalf of such ADR holders by JPMorgan Chase Bank, the ADR depositary. On January 27, 2004, TdP elected to terminate its ADS and related depositary program in accordance with, and subject to the terms of, the deposit agreement dated as of July 1, 1996 (as amended on January 21, 2004) among TdP, the ADR depositary and all holders from time to time of the ADRs issued thereunder. Our ADS and related depositary program were terminated effective on the close of business (New York City time) on February 27, 2004.

     Until April 12, 2004, holders of ADRs had the option to surrender their ADRs to the ADR depositary for cancellation to receive the underlying class B shares. Starting on April 13, 2004, the day following the date on which the ability to surrender ADRs to receive class B shares expired, the ADR depositary has endeavored to sell any class B shares not delivered upon surrender of TdP ADRs. We plan to offer to purchase the unclaimed class B shares from the ADR depositary in the Lima stock exchange, beginning not earlier than thirty (30) days after the initial filing of this transaction statement (April 29, 2004), the unclaimed class B shares, if any, from the ADR depositary at S/.1.25 (approximately U.S.$0.36) per share, which is equivalent to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program) in nuevos soles, without interest thereon, in cash. We will only be purchasing the class B shares if the market price is equal to or below our proposed purchase price. The ADR depositary will decide in its sole discretion whether to sell us any class B shares held on behalf of the unsurrendered ADRs. In accordance with the terms of the deposit agreement, the ADR depositary will hold the net proceeds of any such sale for the pro rata benefit of the registered holders of the ADRs that were not surrendered for cancellation. From time to time following the purchase of the unclaimed class B shares from the ADR depositary, we may purchase class B shares that are not held on behalf of ADR holders by the ADR depositary on the Lima stock exchange.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission (SEC) or any securities commission of any state of the United States or the Comisión Nacional Supervisora de Empresas y Valores (CONASEV), or the securities regulatory authorities of any other jurisdiction, nor has the SEC or any state securities commission, CONASEV, or the securities regulatory authorities of any other jurisdiction passed upon the fairness or merits of this offer nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

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SUMMARY TERM SHEET

     This summary and the remainder of this transaction statement, which forms part of the Schedule 13E-3 filed with the SEC, includes information describing the “going private” transaction involving Telefónica del Perú S.A.A. (TdP), how it affects you, what your rights are with respect to the transaction as a shareholder of TdP and the position of TdP on the fairness of the transaction to the unaffiliated public shareholders of TdP, that is, the shareholders other than our controlling shareholder, Telefónica, S.A., and its affiliates. This transaction statement is being filed with the SEC and provided to our U.S. shareholders because the consummation of this purchase may result in a Rule 13e-3 transaction as defined under the Securities Exchange Act of 1934, as amended.

     The following are some of the questions you, as an ADR holder of TdP, may have and answers to those questions. We urge you to carefully read the remainder of this statement because information in this summary is not complete and additional important information is contained in the remainder of this transaction statement.

Who will buy the securities?

      Our name is Telefónica del Perú S.A.A. We are a Peruvian corporation.

What classes and amounts of securities will be purchased?

     We are seeking to purchase the class B shares that will be sold by the ADR depositary beginning on April 13, 2004. As of April 13, 2004, there were 1,554,487 ADRs outstanding, representing a total of approximately 1.5% of class B shares. As of that date, there were 1,051,925,807 class B shares, of which 15,544,867 are unclaimed class B shares that are held on behalf of ADR holders by the ADR depositary. There are approximately 89,000 holders of the class B shares, of which approximately 80 record holders are in the United States. From time to time following the purchase of the unclaimed class B shares from the ADR depositary, we may also purchase class B shares that are not held on behalf of ADR holders by the ADR depositary on the Lima stock exchange.

How much are you offering to pay for the securities and what is the form of payment?

     For each class B share, we will offer to pay S/.1.25 (approximately U.S.$0.36) per share, which is equivalent to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program) in nuevos soles, without interest thereon, in cash. We will only be purchasing the class B shares if the market price is equal to or below our proposed purchase price. The ADR depositary, as seller of the unclaimed class B shares, will have to pay a brokerage fee in connection with this transaction, including customary expenses for transfers of class B shares in Peru. We expect that the settlement costs to be paid by the ADR depositary will be approximately 0.2% of the per share price plus any commission paid to the ADR depositary’s broker.

Do you have the financial resources to make payment?

     We would need approximately U.S.$5.7 million to purchase all class B shares underlying the currently unsurrendered ADRs, and we would need approximately U.S.$0.2 million to pay related fees and expenses. We are a Peruvian telecommunications provider with total consolidated assets of S/.7.6 billion (U.S.$2.2 billion) as of December 31, 2003 and we expect to obtain the necessary funds from either our general corporate resources or short-term borrowings.

What is the purpose of this transaction?

     We are proposing to acquire all of the class B shares represented by ADRs not cancelled and surrendered to the ADR depositary in order to reduce the number of U.S. holders of our class B shares below 300, and thereby to become eligible for deregistration with the SEC. To the extent permitted by applicable rules and regulations, we intend to take steps to deregister as soon as practicable after completion of this transaction.

What are my options as a holder of TdP ADRs?

     As an ADR holder, you had until April 12, 2004 to surrender your ADR to the ADR depositary and to receive the underlying class B shares in accordance with the instructions provided to you by the ADR depositary on January 29, 2004. Since you elected not to receive the underlying class B shares, the ADR depositary is currently endeavoring to sell the class B shares underlying your ADRs in accordance with, and subject to the terms of, the deposit agreement. The ADR depositary will decide in its sole discretion whether or not to sell the unclaimed class B shares to us at the price specified in this transaction statement. In this event, you will be entitled to a pro rata share of the net proceeds from the sale in accordance with, and subject to, the terms of the deposit agreement.

How will the purchase affect the class B shares?

     The number of class B shares that are in the hands of the public is currently small, and the market for class B shares is illiquid. Following the purchase, the number of publicly-held shares and the liquidity of the market for such shares will likely be reduced further. As a result, there may no longer be an active public trading market.

     Depending on how many holders participate in this transaction, TdP may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies. See “The Transaction — Purposes of the Transaction and Plans or Proposals — Plans.”

What is the market value of my class B shares and my ADSs as of a recent date?

     On April 28, 2004, the last day on which the class B shares were traded on the Lima stock exchange before we filed this document with the SEC, the closing price of our class B shares was S/.1.22 (approximately U.S.$0.35) per share. The price (S/.1.25 (approximately U.S.$0.36) per share) we are offering to purchase the unclaimed class B shares from the ADR depositary was calculated based on the 180-day period ending on February 27, 2004. The closing price on February 27, 2004 was S/.0.84.

     On February 27, 2004, the last day on which TdP ADRs were listed on the NYSE, the closing price of TdP ADSs reported on the NYSE was U.S.$2.61 per ADS.

How will I receive payment for the class B shares underlying my ADRs?

     In accordance with the deposit agreement and ADR, since April 13, 2004, the ADR depositary has been endeavoring to sell any remaining deposited class B shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales, if any, together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the ADRs which have not been surrendered for cancellation. After making such sale, the ADR depositary will distribute the net proceeds of the sale and of such dividends, if any, (after deduction of all charges and expenses of the ADR depositary) upon surrender of the ADRs. Once the sale is completed, the ADR depositary will send a separate notice instructing ADR holders of the steps required to receive the net cash proceeds of sale, if any. The depositary agreement does not specify a date by which the ADR depositary has to distribute the proceeds to the ADR holders. Therefore, it is within the ADR depositary’s discretion as to when to distribute the proceeds, but we expect such distribution to take place 5 business days following the purchase of the class B shares.

What is the tax consequence of participating in this transaction?

     Since the class B shares are being sold on the Lima stock exchange, gains are exempted from Peruvian income tax, unless certain conditions are not met. The transaction is generally subject to U.S. taxation if you are a U.S. person. For more detail, see “The Transaction — Certain Tax and Accounting Considerations.”

What is the board’s position on the fairness of this transaction?

     Our board believes the transaction is fair to holders of class B shares not affiliated to TdP because it believes any detriment associated with the reduction in U.S. public information available regarding the operations and results of our company will be offset by the savings in costs and management time expected to result from termination of our U.S. public reporting obligations and mitigated by our continuing Peruvian reporting obligations. A large proportion of unaffiliated shareholders will be unaffected by the deregistration and affected shareholders could have decided to remain shareholders in accordance with the instructions received from the ADR depositary. Since we are a subsidiary of Telefónica, S.A., an SEC registrant, there will continue to be some information available in the U.S. about us through Telefónica, S.A.’s filings. In addition, our purchase of the class B shares sold by the ADR depositary will provide stability in the price of class B shares after the shares underlying our ADSs become available for sale as the amount of shares for sale may otherwise cause the price of such class B shares to decline. See “Special Factors — Fairness of the Going-Private Transaction.” In addition, we have engaged Banco de Crédito del Perú to prepare a fairness opinion concerning the transaction and the purchase price. We have also engaged Banco Continental to prepare a fairness opinion concerning the purchase price for the current transaction. See “Special Factors — Reports, Opinions, Appraisals and Negotiations.”

Who can I talk to if I have questions about this transaction?

     You can call the JPMorgan Service Center at (781) 575-4325 or our Chief Financial Officer at 511-210-1293 for further information on this transaction.

To the U.S. Holders of American Depositary Shares and Class B Shares of TdP:

INTRODUCTION

     Telefónica del Perú S.A.A. (TdP), a corporation organized and existing under the laws of the Republic of Peru, is offering to purchase in the Lima stock exchange for cash all of the class B shares that are held by the ADR depositary on behalf of unsurrendered ADR holders. We will pay S/.1.25 (approximately U.S.$0.36) per class B share in nuevos soles, which is equal to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program), without interest thereon, in cash. The ADR depositary will exchange the nuevos soles proceeds for an amount in U.S. dollars on a date to be determined by the ADR depositary. We would expect the conversion to U.S. dollars to take place during the 2 business days immediately following the purchase of the class B shares. However, the ADR depositary retains discretion as to the manner and date of any conversion and distribution of funds received from this purchase in accordance with the deposit agreement. If your shares are purchased in this transaction, you will receive as payment, for each class B share, the U.S. dollar equivalent of the applicable offer price determined in accordance with the deposit agreement.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. AND PERUVIAN SECURITIES LAWS

     TdP is incorporated under the laws of the Republic of Peru. All of our directors and executive officers are nonresidents of the United States. All or a substantial portion of our assets and the assets of our directors and executive officers are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or such persons with respect to matters arising under U.S. securities laws or to enforce against them, in U.S. courts, judgments of U.S. courts predicated upon civil liability under such securities laws. We have been advised by our Peruvian legal counsel, Dra. Julia María Morales Valentín, that judgments of United States courts are enforceable in Peru provided they meet the requirements set forth in Peruvian procedural law and that the relevant obligation resulting from such judgment is not contrary to Peruvian public policy.

FOREIGN CURRENCY

     In this document, references to “United States dollars”, “U.S. dollars”, “U.S.$”, “$” or “dollars” are to U.S. currency and references to “Peruvian nuevos soles”, “nuevos soles” or “S/.” are to Peruvian currency. Solely for the convenience of the reader, certain nuevo sol amounts have been translated into dollars at specified rates. These translations should not be construed as representations that the nuevo sol amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or at any other rate.

     On April 21, 2004, according to the SBS (Superintendencia de Banca y Seguros), the exchange rate between nuevos soles and U.S. dollars was S/.3.47 to U.S.$1.00.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC relating to our businesses, financial condition and other matters. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the Schedule 13E-3 including the exhibits thereto.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this transaction statement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

• Annual Report on Form 20-F for the year ended December 31, 2002.

     You may request a copy of these filings at no cost, by writing or telephoning the office of our Chief Financial Officer, Telefónica del Perú S.A.A., Avenida Arequipa 1155, 4th Floor, Santa Beatriz, Lima, Peru, (511) 210-1293.

FORWARD-LOOKING STATEMENTS

     This transaction statement, including any documents incorporated by reference, contains statements that constitute forward-looking statements. The statements appear throughout this document and include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to our assessment of the fairness of this transaction to TdP’s shareholders, our strategy following completion of this transaction, our plans with respect to the purchase and the probable impact of the purchase, if successful, on our financial condition and results of operation. Such forward-looking statements involve risks and uncertainties that could significantly affect expected results, and actual results may differ materially from those described in such forward-looking statements as a result of various factors.

     The forward-looking statements in this transaction statement can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language. We cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL FACTORS

Purpose, Alternatives, Reasons and Effects in a Going-Private Transaction

      Purposes

     Our goal is to terminate our status as a company that files periodic disclosure reports and other information in the United States. We are proposing to acquire, beginning not earlier than thirty (30) days after the initial filing of this transaction statement (April 29, 2004), all of the class B shares represented by ADRs not cancelled and surrendered to the ADR depositary in order to reduce the number of U.S. holders of our class B shares below 300, and thereby to become eligible for deregistration with the SEC. To the extent permitted by applicable rules and regulations, we intend to take steps to implement this change in status as soon as practicable after completion of this transaction. We want to deregister from the SEC because we have a limited U.S. nexus; there is no U.S. trading market for our shares; we are subject to Peruvian reporting requirements and we have a small U.S. shareholder base.

      Alternatives

     As an alternative means to reduce the number of our U.S. holders and thereby become eligible for deregistration with the SEC, we considered the option of making a tender offer for the ADSs and class B shares held by U.S. persons. We considered and rejected this alternative because U.S. tender offer rules would have required that we make the same offer to all class B shareholders and we wanted to maintain TdP as a public company in Peru so we would remain subject to Peruvian reporting obligations and therefore continue to provide information about our company to our shareholders.

     We have also considered maintaining the status quo. We considered and rejected this alternative because we believe that deregistering the class B shares with the SEC is in the best interests of us and our shareholders. We believe that savings from the elimination of the direct costs, and indirect costs of the required dedication of time and resources of our management and board of directors, associated with required SEC filings outweigh any detriment associated with the reduction in U.S. public information available regarding the operations and results of our company, especially as we will continue to be subject to Peruvian reporting obligations and our parent company, Telefónica, S.A., will continue to be an SEC registrant. We anticipate on saving approximately US$140,000 per year in disbursements from the elimination of legal fees of US$94,000, auditing fees of US$30,000, EDGAR filing and printing fees of US$11,500 and translation fees of US$5,000 associated with required SEC filings.

      Background

     On July 5, 2000, Telefónica, S.A. completed an exchange offer for 100% of the shares it did not own in TdP. Since that transaction, Telefónica, S.A. has owned approximately 97% of TdP’s capital stock.

     The finance department of TdP first suggested to the board the possibility of acquiring the unclaimed class B shares from the ADR depositary following the termination of the ADR program on March 11, 2004. The finance department suggested to the board of directors at the same meeting the methodology (i.e., average of 180-day period) that should be used to determine the price at which TdP would purchase the shares based on its internal review of historical market prices.

     On March 11, 2004, the board of directors of TdP, after reviewing the factors for and against the going private transaction described in this transaction statement, decided to pursue the transaction based on the recommendation of TdP’s management. The board unanimously approved the transaction and concluded that the transaction would be fair to unaffiliated shareholders, subject to the receipt of up to two fairness opinions that would independently confirm the price was fair. The board delegated the authority to hire the fairness advisors to certain authorized officers, including the chief financial officer.

     The selection process started through initial contacts with four banks (one international and three local). TdP’s chief financial officer hired Banco de Crédito del Perú on March 24, 2004 and Banco Continental on April 7, 2004. The shareholders met on March 26, 2004 and approved TdP’s purchase of its own shares. Banco de Crédito del Perú and Banco Continental both presented their fairness opinions in late April 2004.

      Reasons

     The following reasons factored into our decision to propose to acquire all of the class B shares represented by ADRs not cancelled and surrendered to the ADR depositary and thereby become eligible to terminate our SEC registration:

  Limited U.S. nexus. As a Peruvian corporation, we have a limited U.S. nexus with virtually no assets, operations or employees in the United States and a controlling non-U.S. shareholder that beneficially owns approximately 97% of our capital stock and, as a result, we no longer seek access to the U.S. equity markets as a stand-alone entity.

  Sole trading market outside the U.S. Following the delisting of our ADRs from the NYSE and the termination of our ADRs, the Lima stock exchange is the sole trading market for our shares. Without a U.S. trading market, we do not believe our continued SEC registration would offer significant benefits to our public shareholders.

  Burdensome expenses. We believe that the ongoing fees and expenses, including the registration fees, investor relations costs, annual and quarterly report preparation and distribution expenses, and the related dedication of management time, associated with the continued SEC registration are unduly burdensome in comparison to the benefits of continued registration.

     In light of the small percentage of our unaffiliated shareholders represented by U.S. persons, our board of directors does not believe the costs associated with maintaining our status as an SEC reporting company are justified. Approximately 2.4% of the number of unaffiliated shareholders holding our class B shares (in the form of shares or ADSs) are U.S. persons. Our board believes that it is in the best interests of TdP and our shareholders as a whole to eliminate the administrative burden and costs associated with maintaining our status as an SEC reporting company.

     We are undertaking the transaction at the current time because the ADR program has been cancelled and the ADR depositary is holding shares that it has been endeavoring to sell pursuant to the depositary agreement.

      Effects

     If the transaction is successful in reducing the number of U.S. holders of class B shares below 300, we will seek the termination of the registration of the class B shares under Section 12(g)(4) of the Exchange Act and the suspension of our obligation to file reports under Section 15(d) of the Exchange Act. If we terminate our registration with the SEC, there will be less information available to remaining holders of our class B shares in the United States since such holders will no longer have access to SEC filings. Because the class B shares will continue to be traded on the Lima stock exchange, we will continue to make such filings as are required by CONASEV and the Lima stock exchange and will continue to post important filings, like our annual report, on CONASEV’s web site. In addition, since we are a subsidiary of Telefónica, S.A., an SEC registrant, there will continue to be some information available in the U.S. about us through Telefónica, S.A.’s filings.

     The going private transaction will be beneficial to the company and to remaining class B shareholders because the company will no longer have to bear the costs, direct and indirect, of being a registered company. The proposed purchase of the shares by TdP could also be beneficial to the shareholders of the unclaimed class B shares because, having decided not to exchange their ADSs for the class B shares, they had effectively decided to sell their shares since, under the terms of the depositary agreement, the ADR depositary will endeavor to sell the unclaimed class B shares after 45 days after the termination of the depositary program and the ADR depositary has been selling the unclaimed class B shares starting on April 13, 2004. Since there is limited liquidity for the class B shares on the Lima stock exchange, we believe the proposed purchase by us will provide price support for the shares.

     Upon completion of the going-private transaction, the unaffiliated U.S. shareholders who take part in this transaction through the ADR depositary will have received from us S/.1.25 (approximately U.S.$0.36) per share, which is equivalent to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program) in nuevos soles, without interest thereon, in cash.

     A U.S. person will generally be subject to U.S. tax on any gain from taking part in this transaction. Since the class B shares are being sold on the Lima stock exchange, gains are exempted from Peruvian income tax, unless certain conditions are not met. For a more detailed discussion of the tax consequences to the unaffiliated shareholders pursuant to this transaction, see “The Transaction — Certain Tax and Accounting Considerations.”

Fairness of the Going-Private Transaction

      Fairness

     We believe that the transaction is fair to holders of class B shares not affiliated with TdP. We base our belief on our opinion that the consideration to be received by unaffiliated securities holders pursuant to the proposed transaction is fair due to the following factors:

      Factors Considered in Determining Fairness:

      Factors in Support of the Transaction:

     (1) A large proportion of unaffiliated shareholders will be unaffected by the deregistration of the class B shares. Based on our estimates, only approximately 2.4% of the number of unaffiliated shareholders holding our class B shares (in the form of shares or ADSs) are U.S. persons. This means that a considerable majority of our unaffiliated shareholders will not be adversely affected by the termination of our status as an SEC reporting company. These holders will, like all shareholders that will remain after the transaction, benefit from the elimination of the expenses relating to our status as an SEC reporting company, as discussed below.

     (2) Elimination of SEC registration expenses. Remaining class B shareholders will benefit from the elimination of our SEC registration and reporting expenses. In light of factors such as our limited U.S. nexus and our delisting from the NYSE, our board believes that these expenses, given our resources, are disproportionate to the percentage of unaffiliated shareholders that benefits from our status as an SEC reporting company. By deregistering, our board believes that there will be savings from the elimination of certain legal fees, audit fees, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees and other direct expenses associated with the required SEC filings. Apart from expenses involved with registration with the SEC, complying with SEC regulations requires the dedication of time and resources of TdP’s management and board of directors.

     (3) Ability to control decision to remain a shareholder or liquidate class B shares. Another factor considered by our board of directors in determining the fairness of the transaction to unaffiliated shareholders is that current holders of ADRs or class B shares could have elected to remain shareholders of TdP, in the case of ADR holders, by canceling and surrendering their ADRs for the underlying class B shares and not participating in the transaction or, in the case of class B shareholders, simply by not participating in any subsequent purchases. Shareholders who desire to liquidate their class B shares or ADSs at the price to be paid may reduce their holdings through the transaction. Our board of directors considers the structure of the transaction to be fair to unaffiliated shareholders and holders of ADRs who did not surrender their ADRs because they had the choice whether to remain shareholders of TdP.

     (4) Providing price stability for class B shares in the Lima stock exchange. Our board also considered that our purchase of class B shares sold by the ADR depositary will provide for stability in the price of class B shares since the shares underlying our ADSs have become available for sale. The sudden availability of many class B shares in the illiquid market would likely exceed significantly the demand for class B shares on the Lima stock exchange. In the absence of our purchase, this excess supply of class B shares would likely cause the price of class B shares to drop. By purchasing these shares at a price equal to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program) in nuevos soles, our transaction will increase the stability of the price of class B shares.

     (5) Fairness of price. Our board believes that the purchase price for this transaction is fair because it is based on the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended

February 27, 2004 (the date of the termination of the depositary program) in nuevos soles. The price we are offering to purchase the unclaimed class B shares is S/.1.25 (approximately U.S.$0.36) per share. The finance department of TdP proposed the methodology (i.e., the average of the 180-day period) to be used to calculate the price and the board requested that up to two fairness opinions be obtained to ensure that the price was fair. The finance department considered using different periods ranging from 30 to 180 days, the usual ranges it believes are used for these transactions. The finance department believed that the 180-day period more appropriately reflected the movements in the stock price. Absent our purchase of the class B shares, the price of the class B shares is likely to decrease, especially when there is already an illiquid market that cannot absorb the amount of shares that are on the market when the ADR depositary is endeavoring to sell any class B shares not delivered upon surrender of TdP ADRs. The class B shares that are subject to this transaction is several times larger than the average trading volume of the Lima stock exchange. In addition, because of the limited float of the TdP stock, we believe it is unlikely that an institutional investors will buy the unclaimed class B shares.

     (6) Limited liquidity. Since our controlling shareholder Telefónica, S.A. increased its stake in our company to approximately 97% following completion of its exchange offer in 2000, there has been very limited liquidity for our ADRs and also for the underlying class B shares. For the past 12 months, for example, the average trading volume of the class B shares on the Lima stock exchange was approximately 45,000 shares (U.S.$14,500 equivalent). The small market for the class B shares provides limited liquidity for the ADR depositary to sell the class B shares on April 13, 2004.

     (7) Fairness opinions. We have obtained two separate fairness opinions from leading Peruvian financial institutions (Banco de Crédito del Perú and Banco Continental) with extensive knowledge of the capital markets and the Peruvian market in particular. Both opinions conclude that the purchase price is fair for unaffiliated holders. See “ — Reports, Opinions, Appraisals and Negotiations.”

      Factors not in Support of the Transaction:

     (1) Reduction of publicly available information in the United States. Upon terminating the registration of the class B shares, we will no longer file, among other things, periodic reports with the SEC. Information regarding our operations and results that is currently available to the U.S. general public and our investors in the United States will be less easy to access and will no longer be in the form (including reconciliation of our financial statements to generally accepted accounting principles in the United States (U.S. GAAP)) prescribed by U.S. regulators. Because the class B shares will continue to be traded on the Lima stock exchange, we will continue to make such filings as are required by CONASEV and the Lima stock exchange and will continue to post important filings, like our annual report, on CONASEV’s web site. In addition, since we are a subsidiary of Telefónica, S.A., an SEC registrant, there will continue to be some information available in the U.S. about us through Telefónica, S.A.’s filings. Our board of directors does not believe this factor makes the transaction unfair to unaffiliated shareholders because any detriment to unaffiliated shareholders that may result from the termination of our U.S. public filings will be offset by the benefits to us of no longer being a U.S. reporting company. Moreover, as long as our class B shares are traded on the Lima stock exchange, we will continue to file and distribute reports as required by the rules of CONASEV and the Lima stock exchange and will post certain of those filings on CONASEV’s web site, meaning U.S. investors will continue to have access to information about our operations and results.

     (2) Inability to participate in future increase in value of our class B shares. Holders who cease to own class B shares as a result of this transaction will have no further interest in our company. As a result, they will not have the opportunity to participate in the potential upside of any increase in the value of the shares they owned prior to the transaction, including the possibility that another party would offer a better price for their class B shares than we are offering in the transaction. Our board of directors determined that this factor does not make the transaction unfair to unaffiliated shareholders because those unaffiliated shareholders who desire to hold class B shares after the termination of our ADR program could have exchanged their ADSs for the underlying class B shares prior to April 13, 2004 in accordance with the instructions received from the ADR depositary on January 29, 2004.

      The board of directors did not assign any specific weights to the factors.

     In determining the price of this offer, we did not independently evaluate whether the offer price constitutes fair value in relation to the net book value, going concern value, or liquidation value of TdP, or, other than as set forth in above, the historical market prices of our class B shares and ADSs. However, Banco de Crédito del Perú examined, among other methodologies, the net book value, going concern value of TdP, and the historical market prices of our class B shares and ADSs in the course of rendering its fairness opinion. TdP has obtained opinions from Banco de Crédito del Perú and Banco Continental, unaffiliated parties, on the fairness of the value of the class B shares. In addition, Banco de Crédito del Perú has opined on the fairness of the terms of the transaction.

     In summary, we believe the above mentioned factors, when viewed together, support a conclusion that the transaction is fair to the unaffiliated shareholders. Our board of directors believes that any detriment associated with the reduction in U.S. public information available regarding the operations and results of our company will be offset by the savings in costs and management time expected to result from termination of our U.S. public reporting obligations and mitigated by our continuing Peruvian reporting obligations and Telefónica, S.A.’s reporting obligations in the United States. In addition, our purchase of the class B shares sold by the ADR depositary at a fair price will provide stability in the price of class B shares, which would otherwise fall because of the limited liquidity of the market for our shares.

      Approval of Security Holders

     Consistent with Peruvian law and practice, the transaction has not been structured to require the separate approval of security holders unaffiliated with TdP. However, the purchase of TdP’s own shares under Peruvian law does require shareholder approval, which was obtained on March 26, 2004.

      Unaffiliated Representative

     TdP has obtained opinions from Banco de Crédito del Perú and Banco Continental, unaffiliated parties, on the fairness of the value of the class B shares. TdP has not appointed a special committee to act solely on behalf of unaffiliated security holders for this transaction because we believed obtaining fairness opinions from two unaffiliated parties would be adequate to ensure that the transaction was fair to unaffiliated shareholders.

     We do not think the failure to seek the approval of the unaffiliated shareholders of TdP or to appoint an unaffiliated representative renders the transaction unfair because both the board and two outside fairness advisors have reviewed the price and concluded it is fair to unaffiliated shareholders.

      Approval of Directors

     This transaction was unanimously approved by the board of directors of TdP (including the five directors who are not employees of TdP or its affiliates) subject to the receipt of up to two “fairness opinions” from unaffiliated parties. The board delegated the authority to hire the unaffiliated representatives to certain authorized officers, including the chief financial officer.

      Other Offers

     To the best of our knowledge, no other offers have been made to acquire the unclaimed class B shares held by the ADR depositary, the subject of this transaction statement.

Reports, Opinions, Appraisals and Negotiations

      Report, Opinion or Appraisal

     We engaged Banco de Crédito del Perú and Banco Continental to prepare opinions concerning the fairness of the consideration to be offered to security holders. TdP decided on the amount to be offered to unaffiliated security holders and asked these institutions to opine. In addition, Banco de Crédito del Perú provided an opinion on the fairness of the transaction to the issuer, to affiliates and to security holders who are not affiliates.

     We engaged these two financial institutions based on technical and economic considerations following a selection process that involved established foreign and local institutions. The selection process started through initial contacts with four banks (one international and three local). We had each bank meet with us only to provide instructions as to the schedule for delivery of the fairness opinions. Neither TdP nor any of its affiliates imposed any limitations on the scope of the investigation.

     At Banco de Crédito del Perú’s request, we provided them with certain growth rates for 2003-2007 derived from our strategic business plan for certain income statement variables: sales (2.7% to 3.7%), operating expenses (-0.4% to 0.7%), depreciation (-5.5% to -4.7%), operating income (10.1% to 17.2%) and EBITDA (1.9% to 5.3%). The board of directors did not review this financial information.

      Banco de Crédito del Perú Opinion

     Banco de Crédito del Perú (BCP) is Credicorp’s (NYSE: BAP) main subsidiary and Peru’s largest bank, recognized as the best Latin American Bank since 1997 by Latin Finance, and the leading supplier of integrated financial services in Peru. As of December 31, 2003, BCP’s assets were U.S.$6,010 million and shareholders’ equity reached U.S.$645 million. BCP has a 34.8% deposit market share while having 32.6% of the loans market. BCP has the highest rating available to banks established in Peru. The area of Corporate Finance specializes in investment banking activities and the structured financing of large companies. The area’s products include issuances in the capital markets, project finance and structured loans, syndicated loans and financial advisory services focused on debt restructuring, appraisals and evaluations.

     BCP has provided TdP the following financial services: (a) as of December 31, 2003, 2002 and 2001, BCP has registered credit loans for S/.33.0 million, S/.52.0 million and S/.64.0 million, respectively and (b) BCP has offered to TdP short-term credit loans, banking services, foreign exchange hedge agreements and foreign exchange transactions.

     On April 2004, BCP rendered its opinion that, based upon and subject to the various factors in BCP’s opinion, both the transaction and the price offered are fair. BCP’s opinion, which describes the assumptions made and matters considered, is filed as Exhibit C.1 to the Schedule 13e-3 filed on April 29, 2004. TdP shareholders are urged to, and should, read BCP’s opinion carefully and in its entirety. BCP’s opinion is for the information of the board of directors and does not constitute a recommendation to any holder of TdP’s ADSs on the current transaction.

     The preparation of a fairness opinion is a complex process and necessarily is not susceptible to partial analysis or summary description, and selecting portions of the analyses and of the factors considered by BCP, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in BCP’s opinion. In addition, the preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires BCP to exercise its professional judgment.

     BCP’s fairness opinion relates to two matters: (1) the terms and conditions of TdP’s purchase and deregistration with SEC, given the termination of TdP’s ADR program, and (2) the price to be offered by TdP for the class B shares to be acquired. The first opinion considers the obligations arising from TdP’s registration with the SEC and the consequences on TdP and its shareholders. The second opinion involves the analysis of several valuation methodologies, including (1) TdP’s market value, (2) comparable trading multiples, (3) recent comparable transactions, (4) dividend valuation, (5) book value, and (6) discounted cash flow.

     In light of the factors presented in this transaction statement, BCP considers that factors for deregistration with SEC outweigh those in support of maintaining registration. It is BCP’s opinion that deregistration with SEC offers benefits and is fair for TdP and all its shareholders.

     In determining whether the price offered was fair, BCP considered a number of methodologies for calculating TdP’s value. Three methodologies were rejected. The first methodology rejected was the book value methodology. According to that model, the accounting value of the shareholder’s equity (the difference between the accounting value of the assets and the accounting value of the liabilities) reflects the share value. BCP believes that this methodology could provide a distorted price range because, among other reasons, (1) historical cost for the assets may not reflect the market value, (2) accounting policies may vary from company to company and (3) the methodology is subject to company’s revaluation practices. The second methodology rejected was the comparable trading multiple methodology, which requires selecting a group of publicly traded companies that are comparable to the company being valued. Those companies’ financial or operating data are then compared with their equity value or firm value to obtain a valuation multiple. An average multiple, or range of multiples, after excluding outlier numbers, is used to determine the valuation of the subject company. BCP believes using this methodology would not result in a meaningful share price because of, among other reasons, (1) the difficulty in identifying true comparable companies, (2) the difference in accounting methodologies for companies in different countries and (3) the distortion of the stock prices of comparable companies due to M&A activity or poor trading liquidity. The third methodology rejected is the recent comparable transactions methodology that determines the value of a company using a recent comparable transaction in a similar company. BCP declined to use this methodology because there was not a sufficiently comparable transaction and because transactions usually involve a control premium not applicable in TdP’s case.

     Having rejected the three methodologies, BCP examined three other methodologies to determine what price would be fair.

     Market Value Methodology. The first methodology BCP considered was the market value methodology. Under this methodology, the share value is equivalent to the share price in the stock market. BCP examined TdP’s share price in the Lima stock exchange for different periods. The prices are as follows:

Period	Minimum	Maximum	Average Closing
		(nuevos soles per share)
Last day (3-31-2004)	1.07	1.07	1.07
Last month	0.83	1.07	0.86
Last 6 months	0.82	1.58	1.22
Last year	0.63	1.58	1.05

     BCP believes this methodology is appropriate because (1) TdP’s share has been listed for several years, (2) the share price reflects the fact that the shares in question are non-controlling shares, and (3) the lack of liquidity in the local market was compensated by trading on the NYSE.

     Discounted Cash Flow Methodology. The second methodology used was the discounted cash flow methodology that discounts the future cash flows back to the present as a way of valuing the company. First, the expected cash flow for the company was calculated based on assumptions regarding the company's revenue growth rate, net operating profit margin, income tax rate, fixed investment requirement, and incremental working capital requirement. The cash flow was calculated from 2004 to 2008 and a terminal value was calculated that is equal to the projected EBITDA for the year 2008. Second, the weighted average cost of capital (WACC) was used as the discount rate. The WACC is the weighted average cost of each of the components of the company’s capital structure, with the cost of equity calculated using the Capital Asset Pricing Model. Third, the selected discount rate was used to discount the expected cash flows, resulting in a firm value. Lastly, the firm value was reduced by the value of the company’s debt, capital leases and minority interest, and increased by the excess cash and marketable securities. The number was divided by the number of shares outstanding to get the intrinsic value of each share. A number of values was obtained depending on the value of the WACC and the growth rate used:

WACC	Rate of growth = 0.0%	Rate of growth = 3.0%
	(nuevos soles per share)
9.63%	4.32	5.55
11.15%	3.73	4.54

     BCP then used studies to determine the appropriate discount for the value. They used a discount of 59% from Morgan Stanley’s research on Embratel (a Brazilian telecommunications company) because TdP’s ADSs are minority shares. BCP then considered the fact that the shares do not have a liquid market and used a discount of 20% from a study by the New York University Leonard N. Stern School of Business. Applying both discounts to the set of values previously given, a set of values of TdP’s class B shares held by the minority shareholders was obtained.

WACC	Rate of growth = 0.0%	Rate of growth = 3.0%
	(nuevos soles per share)
9.63%	1.43	1.84
11.15%	1.24	1.51

     Dividend Valuation Methodology. The third methodology used is the dividend valuation methodology, which is based on the assumption that the value of a share is equal to the present value of the flow of dividends projected in the future. Under this methodology, the value of the company is equal to the dividend for the first year in the company’s projections divided by a number that is equal to the cost of equity capital minus a perpetual growth rate. The estimated dividend for the first year in the company’s projections is US$51.7 million. The rate of perpetual growth (which is based on the estimate for Peru’s gross domestic product) is between 0.0% and 3.0%. Using all these numbers, BCP valued TdP’s class B shares at a price range between S/.0.72 and S/.1.18 per share:

Cost of equity capital	Rate of growth = 0.0%	Rate of growth = 3.0%
	(nuevos soles per share)
12.10%	0.86	1.18
14.43%	0.72	0.94

     The three methodologies valued TdP’s class B shares held by minority shareholders at a price range from S/.0.72 to S/.1.84.

Methodology	Minimum	Maximum
	(nuevos soles per share)
Market Value	0.86	1.22
Dividend Valuation	0.72	1.18
Discounted Cash Flow	1.24	1.84
Average	0.94	1.41

     BCP believes that any price within the range analyzed in the fairness opinion report would be a fair price to be offered to TdP’s minority shareholders. TdP’s indicative price of S/.1.25 per share would fall in this range and is above the minimum price under any of the three methodologies used.

      Therefore and in conclusion, in BCP’s opinion, both the transaction and the price offered are fair.

      Banco Continental Opinion

     Banco Continental, a subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., has extensive knowledge of the capital markets and the Peruvian market in particular. Banco Continental has also played a leading role, through one of its subsidiaries, in both the primary and secondary Peruvian equity capital markets. Banco Continental has also participated in numerous transactions involving public offers and private placements in the Peruvian markets, directed to both institutional and individual investors, as well as involving company valuation analysis.

     During the past three years, TdP has maintained lines of credit, deposits and engaged in other commercial banking transactions with Banco Continental, all at market rates. As of December 31 of 2003, 2002 and 2001, Banco Continental had provided loans to TdP in the amount of S/.93.6 million, S/.231.5 million and S/.376.0 million, respectively. Banco Continental has also provided TdP with currency hedge products and currency exchange services. All of these transactions are carried out by the Corporate Banking unit of Banco Continental, a separate unit from the Capital Markets unit that prepared the opinion. In addition, over the last three years, Banco Continental has participated in structuring and book building TdP’s bond and commercial paper issuances. José Antonio Colomer Guiu, the General Managing Director of Banco Continental, is a director of TdP. However, he did not participate in the selection and hiring of the institution for the preparation of the fairness opinion.

     The document that was prepared by Banco Continental regarding the repurchase of TdP’s class B shares is for the sole purpose of expressing Banco Continental’s opinion on the basis of the repurchase price determined by TdP for the class B shares issued by TdP and owned by its minority shareholders. The Banco Continental opinion, which describes the assumptions made and matters considered, is filed as Exhibit C.2 to the Schedule 13e-3 filed on April

29, 2004. TdP shareholders are urged to, and should, read the Banco Continental opinion carefully and in its entirety. Banco Continental’s opinion is for the information of the board of directors and does not constitute a recommendation to any holder of TdP’s ADSs on the current transaction. The preparation of a fairness opinion is a complex process and necessarily is not susceptible to partial analysis or summary description, and selecting portions of the analyses and of the factors considered by Banco Continental, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in Banco Continental’s opinion. In addition, the preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Banco Continental to exercise its professional judgment.

     Banco Continental considers the price of S/.1.25, at which TdP would repurchase the class B shares, to be fair. In arriving at that determination, Banco Continental examined the trend of the price after the Telefónica, S.A. 2000 public exchange offer (PEO). The trading volume fell from a daily traded average of 766,353 shares for the 90 days period before the announcement of the PEO on January 12, 2000 to a daily average of 61,689 for the 90 days period following the PEO. At the same time, the price of the class B shares fell from a daily average price of S/.4.40 for the 90 days before the announcement of the PEO to a daily average price of S/.2.97 for the 90 days right after the PEO took place. Since 2001, TdP shares have traded in a very reduced range and at a low level:

Year	Maximum	Minimum	Average
		(nuevos soles per share)
2001	2.80	0.80	1.82
2002	1.20	0.47	0.78
2003	1.58	0.56	0.95
2004	1.56	0.82	1.11

     Banco Continental also analyzed the price of the class B shares using the 180-day moving average envelope and found the price to be fair. Additionally, the conclusion that the price is fair is supported by the likely downward pressure that the sale by the ADR depositary could generate on the share price. Finally, the adequacy of the price is supported by such factors as the low trading volume of the class B shares of TdP and the effect that the PEO had on these shares in terms of float and liquidity, composition of investors, and evolution of TdP’s class B shares’ price.

     In order to issue its opinion, Banco Continental based its opinion on the following: (1) public information on the evolution of the price and trading volume of the shares involved in the transaction; (2) information provided by TdP related to the transaction; (3) conditions of some transactions that have influenced the price of TdP’s class B shares; and (4) other financial studies, information, and analysis, as well as financial, economic and market criteria which it has considered appropriate to work with in order to issue the opinion stated in this transaction statement. While based on information provided by TdP and believed to be reliable, no guarantee is given that it is accurate or complete. Banco Continental has not made an independent valuation of TdP, and has focused its opinion exclusively on the subject described above. Neither Banco Continental nor any of its subsidiaries or associates, administrators, members, managers or employees shall be liable for any direct, indirect, special, incidental, consequential, punitive or exemplary damages, including lost profits arising in any way from the information contained in the document that states its opinion regarding this subject.

      Availability of Documentation

     The opinions will be made available for inspection and copying at our principal executive office at Avenida Arequipa 1155, 4th Floor, Santa Beatriz, Lima, Peru during regular business hours by any interested equity security holder of TdP or representative who has been so designated in writing. In addition, the opinions have been filed with the SEC as exhibits to the Schedule 13E-3, of which this transaction statement forms a part.

THE TRANSACTION

      1. Subject Company Information

      Name and Address

     The principal executive offices of Telefónica del Perú S.A.A. (TdP) are located at Avenida Arequipa 1155, Santa Beatriz, Lima, Peru. The telephone number is (511) 210-1294.

      Securities

     As of April 13, 2004, there were 1,051,925,807 class B shares and 1,554,487 ADSs outstanding. As of April 13, 2004, approximately 1.5% of class B shares were represented by ADSs. As of the date hereof, Telefónica, S.A. beneficially owns 1,003,918,275 class B shares, which represents approximately 58.3% of the outstanding capital stock. Telefónica also owns TdP’s 669,762,378 class A-1 shares, representing approximately 38.9% of the outstanding capital stock, through Telefónica Perú Holding S.A.C. Telefónica, S.A. currently holds approximately 97% of our outstanding capital stock.

      Trading Market and Price

     TdP class B shares trade on the Lima stock exchange under the symbol “TELEFBC1”. Our ADS was terminated effective on the close of business (New York City time) on February 27, 2004. Each ADS represented 10 class B shares. The ADSs were delisted from the NYSE on the opening of business on March 1, 2004.

     The following table sets forth, for the periods indicated, the high and low sales prices of the TdP class B shares on the Lima stock exchange.

Class B Shares	Lima stock exchange(1)

	High	Low

	(Peruvian nuevos soles)
2002
First Quarter	1.200	0.880
Second Quarter	1.200	0.900
Third Quarter	0.890	0.470
Fourth Quarter	0.700	0.470
2003
First Quarter	0.680	0.550
Second Quarter	1.000	0.630
Third Quarter	1.600	0.800
Fourth Quarter	1.600	1.180
2004
January	1.570	1.000
February	1.130	0.820
March	1.070	0.820
April (through April 28)	1.400	1.120

(1) Source: Lima stock exchange--Official Quotations Bulletin (Boletines Estadísticos Bolsa de Valores de Lima)

     The following table sets forth, for the periods indicated, the high and low sales prices of the TdP ADSs on the NYSE. The trading data is provided by the NYSE. The last trading day of the TdP ADSs was February 27, 2004 before they were delisted from the NYSE.

	ADSs

	High	Low

	(U.S. dollars)
2002
First Quarter	3.900	2.770
Second Quarter	3.950	2.400
Third Quarter	2.730	1.210
Fourth Quarter	1.950	1.250
2003
First Quarter	1.850	1.450
Second Quarter	3.200	1.700
Third Quarter	4.900	2.260
Fourth Quarter	4.820	3.420
2004
January	4.660	2.890
February	3.130	2.450

     On April 28, 2004, the last trading day on the Lima stock exchange before we filed this document with the SEC, the closing price of TdP class B shares reported on the Lima stock exchange was S/.1.22 (approximately U.S.$0.35) per share. On February 27, 2004, the last trading day on the NYSE before delisting and termination of the ADR program, the closing price of TdP ADSs reported on the NYSE was U.S.$2.61 per ADS (equivalent to U.S.$0.26 per class B share) and the closing price of TdP class B share reported on the Lima stock exchange was S/.0.84 per share We advise you to obtain a recent quotation for class B shares.

      Dividends

     Our current dividend policy allows the payment of an interim and a final dividend in each fiscal year. All outstanding shares of common stock at the record date for a dividend or other distribution are entitled to share equally in any such dividend. The maximum amount of the annual dividend cannot exceed 50% of our net profit for the fiscal year, and is approved at the annual shareholders’ meeting. According to the Peruvian Companies Law, dividends can be distributed only from earnings actually obtained or from cash reserves at our disposal, provided that the value of the assets is equal to or greater than paid-in capital stock. The interim dividend is declared at the board’s discretion. The declaration and payment of final dividends are subject to approval by a majority vote of the outstanding shares of our common stock present at the annual general shareholders’ meeting, and the actual amount paid after such shareholder approval will be the balance of the final dividend after deducting the interim dividend paid. The annual general shareholders’ meeting is required by Peruvian law to be held during the first quarter of each fiscal year and generally takes place in March. The final dividend generally will be paid during the fiscal year following the fiscal year to which such dividend relates.

     Any dividend and future dividends will depend on our legal reserve, results of operations, financial position, cash requirements, capital expenditure needs, future prospects and other factors deemed relevant by the board of directors and our shareholders.

     We have to distribute up to 50% of net profits after deducting the legal reserve if shareholders representing at least 20% of the subscribed voting shares ask for a dividend distribution. Available earnings are subject to the following priorities:

     (1) the mandatory employee profit sharing of 10% of pre-tax profits must be paid. Under Peruvian labor law, since we are a telecommunications company with more than 20 employees, we are required to distribute among our employees 10% of our annual pre-tax profits. Fifty percent of the funds are distributed based on attendance, i.e., the numbers of days worked during the preceding year, and the balance is distributed based on relative salary levels.

Profit sharing payments are made irrespective of any holdings in class C shares or any other shares of our capital stock;

     (2) at least 10% of the net profits must be allocated to a legal reserve, which is not thereafter available for use except to cover losses in the profit and loss statement when no profits or special reserve is available for such purpose. The legal reserve must be reconstituted following any such use. Amounts reserved are nevertheless included in taxable income. The obligation to fund this reserve remains in place until the reserve constitutes 20% of the capital stock. After the reserve has been funded, the shareholders can then allocate any portion of the net profits not required to be distributed to shareholders to any other special reserve; and

      (3) the remainder of the net profits is available for distribution.

     Dividends on our three classes of shares of common stock are distributed pro rata in accordance with the number of shares of common stock held by each holder. The right to receive dividends expires ten years after the date on which payment of such dividends was due if not claimed by the holder of shares within that time.

     Effective January 1, 2003, dividends paid to domiciled or non-domiciled individuals or non-domiciled entities are subject to Peruvian withholding income tax, at the rate of 4.1% thereon, regardless of whether such dividends relate to shares or ADSs.

      The table below sets forth the interim, final and total cash dividends paid per share for the periods indicated:

Cash Dividends per Share

	Interim		Final		Total

	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)

1999	0.040	0.012	0.090	0.026	0.130	0.038
2000	0.040	0.012	0.107	0.031	0.147	0.042
2001	0.000	0.000	0.059	0.017	0.059	0.017
2002	0.000	0.000	0.000	0.000	0.000	0.000
2003(3)	0.058	0.017	0.037	0.011	0.095	0.027

(1)	Expressed in nominal nuevos soles.

(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the initial payment date of the dividend.

(3)	Reflects also retained earnings accumulated as of December 31, 2002.

     The table below sets forth the interim, final and total cash dividends paid per ADS for the periods indicated, and does not reflect any deduction for the charges of the depositary.

Cash Dividends per ADS

	Interim		Final		Total

	S/.(1)	U.S.$(1)	S/.(1)	U.S.$(2)	S/.(1)	U.S.$(2)

1999	0.400	0.119	0.903	0.259	1.303	0.379
2000	0.400	0.116	1.070	0.306	1.470	0.422
2001	0.000	0.000	0.588	0.168	0.588	0.168
2002	0.000	0.000	0.000	0.000	0.000	0.000
2003(3)	0.581	0.167	0.368	0.106	0.949	0.273

(1)	Expressed in nominal nuevos soles.

(2)	Dollar amounts calculated by converting nominal (not inflation adjusted) nuevos soles at the SBS Exchange Rate for the payment date of the dividend.

(3)	Reflects also retained earnings accumulated as of December 31, 2002.

     Holders of unsurrendered ADRs on the applicable record date are entitled to receive any dividends payable in respect of the class B shares underlying the ADSs subject to the terms of the deposit agreement. Cash dividends are paid to the ADR depositary in nuevos soles and will generally be converted by the ADR depositary into dollars and paid to holders of ADRs.

      Exchange Rates

     Fluctuations in the exchange rate between nuevos soles and dollars will affect the dollar equivalent of the nuevo sol prices of the class B shares on the Lima stock exchange and, as a result, are likely to affect the market price of the ADSs in the United States. Exchange rate fluctuations may also effect the dollar equivalent of the offer prices made in this transaction. In addition, dividends paid by TdP will be denominated in nuevos soles and fluctuations in the exchange rate will affect the dollar conversion by the ADR depositary of cash dividends paid on the class B shares represented by the ADSs. Fluctuations in the exchange rate of the nuevo sol to other currencies may also affect the nuevo sol value of non-nuevo sol denominated assets, liabilities, earnings and expenses of TdP. As of December 31, 2003, approximately 4.6% of TdP’s consolidated assets and 12.4% of our consolidated liabilities and equity were denominated in currencies other than nuevos soles.

     The following table sets forth the annual high, low, average and year-end exchange rate for U.S. dollars for the dates and periods indicated based on the SBS Exchange Rate.

Year	Period End(1)	Average Rate (2)	High(3)	Low(3)

2001	3.446	3.508	3.631	3.430
2002	3.515	3.518	3.652	3.429
2003	3.464	3.479	3.509	3.458
2004 (through April 21)	3.473	3.471	3.506	3.453

(1)	End of period exchange rate based on the SBS Exchange Rate.

(2)	Average of month-end exchange rates based on the SBS Exchange rate.

(3)	Highest and lowest of the 12 month-end exchange rates for each year based on the SBS Exchange Rate.

      Prior Public Offerings

     Except as described in this transaction statement, there have been no public offerings, whether registered under the Securities Act of 1933 or exempt from such registration, by TdP for our shares or ADSs in the past three years.

      Prior Stock Purchases

     TdP has not purchased any class B shares or ADSs during the past two years. In addition, no purchases of TdP class B shares or ADSs have been made in the 60 days prior to the date of this transaction statement by Telefónica, any other affiliate of TdP, any majority-owned subsidiary of TdP or any director or executive officer of TdP.

      2. Identity and Background of Filing Person

      Name and Address

     See “— Subject Company Information — Name and Address” for information on the filing company. See Schedule I, filed with the SEC on Schedule 13E-3, for a list of our directors and executive officers.

     Our controlling shareholder is Telefónica, S.A. Its principal executive offices are located at Gran Vía, 28, 28013 Madrid, Spain. Its telephone number is (34) 91-584-0306. See Schedule II, filed with the SEC on Schedule 13E-3, for a list of its directors and executive officers.

      Business and Background of TdP and Telefónica

      TdP is a Peruvian corporation. We are a telecommunications service provider.

     Telefónica, S.A. is a Spanish corporation. Telefónica is a party to the agreements discussed in “— Past Contacts, Transactions, Negotiations and Agreements — Transactions” and “— Past Contacts, Transactions, Negotiations and Agreements — Significant Corporate Events.” Telefónica is engaged in providing diversified telecommunications services in Spain, Latin America and Western Europe.

      During the last five years, neither TdP nor Telefónica,

(1)	has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or

(2)	has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation with respect to such laws.

     Business and Background of Natural Persons

     For the current occupation or employment of the directors and executive officers of TdP and Telefónica and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, as well as their material occupations, positions, offices or employment during the past five years, see Schedule I or Schedule II, filed with the SEC on Schedule 13E-3.

     During the last five years, to the best of our knowledge, none of the persons listed on Schedule I or Schedule II attached hereto, filed with the SEC on Schedule 13E-3,

(1)	has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or

(2)	has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation with respect to such laws.

      3. Terms of the Transaction

      Material Terms

     On January 27, 2004, TdP elected to terminate our ADSs and related depositary program with JPMorgan Chase Bank, as ADR depositary, in accordance with, and subject to the terms of, the deposit agreement dated as of July 1, 1996 (as amended on January 21, 2004) among TdP, the ADR depositary and all holders from time to time of ADRs issued thereunder. TdP made an announcement of our election to terminate our ADR program on the same date. Our ADS and related depositary program terminated effective as of the close of business (New York City time) on February 27, 2004. In accordance with the terms and conditions set forth in the deposit agreement and ADR, since the expiration of 45 days from such date of termination (i.e., April 12, 2004), the ADR depositary has endeavored to sell class B shares not delivered upon surrender of TdP ADRs in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales, if any, together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the ADSs which have not theretofore been surrendered for cancellation. After making such sale, the ADR depositary will be discharged from all obligations whatsoever to the holders of the ADSs, except to make distribution of the net proceeds of the sale and of such dividends, if any, (after deduction of all charges and expenses of the ADR depositary, if any) upon surrender of the ADSs. Once the sale is completed, the ADR depositary will send a separate notice instructing ADS holders of the steps required to receive the net cash proceeds of sale, if any.

     We plan to offer to purchase, beginning not earlier than thirty (30) days after the initial filing of this transaction statement (April 29, 2004), the unclaimed class B shares from the ADR depositary at S/.1.25 (approximately U.S.$0.36) per share, which is equivalent to the average closing price for the class B shares on the Lima stock exchange over the 180-day period ended February 27, 2004 (the date of the termination of the depositary program) in nuevos soles. We will only be purchasing the class B shares if the market price is equal to or below our proposed purchase price. The ADR depositary will decide in its discretion whether to sell us any unclaimed class B shares.

      Different Terms

     Only holders of ADSs, each representing ten class B shares, are eligible to participate in this transaction. However, the company reserves the right to buy from time to time class B shares that are not held on behalf of ADR holders by the ADR depositary on the Lima stock exchange.

      Appraisal Rights

You will not have appraisal rights as a result of this transaction.

      Provisions for Unaffiliated Security Holders

     There is no provision made by TdP to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of TdP.

      4. Acceptance for Payment; Procedure for Accepting this Offer

     The specific procedures of the purchase will be determined by the ADR depositary in accordance with, and subject to the terms of, the deposit agreement.

      5. Certain Tax and Accounting Considerations

     The following describes the material U.S. federal income tax and Peruvian tax consequences to a U.S. holder of the sale of the class B shares underlying the unsurrendered ADSs pursuant to this transaction (the Sale).

     As used herein, the term “U.S. holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes,

(1)	a U.S. citizen or resident;

(2)	a U.S. domestic corporation; or

(3)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     If a partnership holds ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding ADSs should consult their tax advisor.

      U.S. Tax Consequences

     This summary only addresses the U.S. federal tax consequences of the Sale to a U.S. holder that does not own any equity interest in TdP other than the ADSs, whether directly, indirectly or constructively. If you own or are deemed to own equity interests in TdP other than the ADSs, the consequences of the Sale could differ from the consequences summarized below and you are urged to consult your own tax advisor about the consequences of the Sale. This summary does not address any aspect of state, local or non-U.S. tax consequences. This summary addresses only ADSs held by U.S. holders as capital assets for U.S. federal tax purposes. This summary does not address U.S. federal income tax considerations applicable to U.S. holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt entities, persons that hold ADSs as part of a straddle, or as part of a hedging or conversion transaction or entities classified as partnerships for U.S. federal income tax purposes.

     You will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the Sale and your adjusted tax basis in the ADSs. This gain or loss will be long-term capital gain or loss if your holding period in the ADSs exceeds one year.

      Peruvian Tax Consequences

     The following summary is based on tax laws in Peru, including applicable decrees, regulations and rulings, including administrative and judicial interpretations thereof, as in effect on the date of this transaction statement and subject to change with possible retroactive effect. Under Peruvian law, provisions contained in statutes, such as tax rates applicable to non-Peruvian investors, the computation of taxable income for Peruvian tax purposes and the manner in which Peruvian taxes are imposed and collected, may only be amended by statute.

     This summary is not intended as tax advice to any particular holder, which can be rendered only in light of that holder’s particular tax situation. Accordingly, holders of class B shares or ADSs are urged to consult their tax advisors with respect to the specific tax consequences of this transaction to them.

The following is a summary of the tax consequences to holders selling shares pursuant to this transaction.

     Gain on the sale of shares or ADSs, for an entity regardless of domicile, is exempted from Peruvian income tax until December 31, 2006 if the sale is effected on the trading floor of a recognized stock exchange under Peruvian regulation. Gain on the sale of shares or ADSs, for an individual regardless of domicile and whether it is effected on the trading floor of a recognized stock exchange under Peruvian regulation or not, is exempted from Peruvian income tax until December 31, 2006.

      Accounting Considerations

     The class B shares purchased by TdP will be recorded as treasury shares in accordance with Peruvian regulations.

      6. Past Contacts, Transactions, Negotiations and Agreements

     We are a Peruvian telecommunications service provider formed as a result of a merger between Entel Peru S.A. and Compañía Peruana de Teléfonos S.A. that took place in December 1994. Prior to the merger, both Entel Peru S.A. and Compañía Peruana de Teléfonos S.A. were telecommunications service providers in Peru. We are a publicly-held corporation (sociedad anónima abierta) established under Peruvian law with headquarters in Lima, Peru. At December 31, 2003, we had approximately 1.96 million lines in service and digitalization rates of 96.3% for local switching equipment. In 2003, we had revenues of S/.3,447 million (U.S.$995 million) and operating income of S/.653 million (U.S.$189 million).

Transactions

     TdP is part of a larger group of companies that are wholly-owned or majority-owned by Telefónica and has, and will continue to have, significant transactions and relationships with members of the Telefónica group. TdP receives and provides a considerable number of services to Telefónica, its parent company, and to its affiliates.

The principal related party transactions with Telefónica and its affiliates are as follows:

  Management contracts pursuant to which Telefónica Internacional manages our businesses and provides technical and operational expertise with respect to our entire range of activities;

  Contracts pursuant to which Telefónica Móviles S.A.C. makes monthly payments to us for leasing space, sharing electricity expenses and using our antenna towers;

  An agreement with Terra Networks S.A., also controlled by Telefónica, whereby we agreed that we would not provide Internet services to residential customers in Peru without Terra Network S.A.’s prior written consent. In return, Terra Networks S.A. agreed to pay U.S.$30 million and an option to purchase ordinary shares, for which we granted Terra Networks S.A. a right of first refusal. We also agreed to provide Terra Networks S.A. with telecommunications services in Peru subject to payment for such services;

  A partnership with Atento Holding Telecomunicaciones S.A. (now Atento Holding, Inc.), a subsidiary of Telefónica, in Teleatento del Perú S.A.C., which provides call center services in Peru; and

  A contract with Telefónica Gestión de Servicios Compartidos Perú S.A.C., a subsidiary of Telefónica, pursuant to which it provides mainly accounting, human resources, security, logistics and computer services.

     For a more detailed discussion, see “Major Shareholders and Related Party Transactions — Related Party Transaction” in our Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the SEC.

      We believe that these transactions:

  are made in the ordinary course of business;

  are made on at least substantially the same terms as those prevailing in the market at the time for comparable transactions with other counterparties; and

  do not present unfavourable features not common to similar transactions in the market.

      Significant Corporate Events

     On July 23, 2003, TdP accepted the public offer launched by Telefónica for 100% of Terra Networks S.A.’s capital stock. Therefore, TdP transferred to Telefónica 2,238,739 shares of Terra Networks S.A., which represented 0.37% of Terra Network’s capital stock.

     For a more detailed discussion, see “Information on the Company — Exchange Offers and Reorganization Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the SEC.

      Negotiations or Contacts

     Except as disclosed in this transaction statement or the documents incorporated by reference, there are no negotiations, transactions or material contacts between any affiliates of the subject company, or the subject company or any of its affiliates and any person not affiliated with the subject company who would have a direct interest in such matters during the past two years concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the subject company’s securities, election of the subject company’s directors or sale or other transfer of a material amount of assets of the subject company.

      Agreements Involving TdP s Securities

     There are no agreements, arrangements, or understandings between TdP and any other person with respect to any of our securities.

      Interests of Certain Persons in the Transaction; Potential Conflicts of Interest

     In considering the transaction, holders of TdP ADSs should be aware that Telefónica controls approximately 97% of TdP and can elect the majority of the members of the board of directors of TdP. As such, Telefónica has the power to require TdP to take most actions that require approval of the board of directors or shareholders. In addition, Telefónica may have interests that present actual or potential conflicts of interest with those of holders of TdP ADSs in connection with the transaction. For example, TdP is a member of a large group of Telefónica subsidiaries, and Telefónica’s interest is to maximize the value of the group as a whole, while holders of TdP ADSs generally have an interest in maximizing the individual value of TdP. Also, because Telefónica will not sell any class B shares in connection with the transaction, Telefónica is interested in the long-term value of TdP, while other TdP shareholders may be interested primarily in maximizing the short-term value of their investment. No majority-owned subsidiary of Telefónica will sell any class B shares in the transaction.

      7. Purposes of the Transaction and Plans or Proposals

      Purposes

     We are proposing to acquire, beginning not earlier than thirty (30) days after the initial filing of this transaction statement (April 29, 2004), all of the class B shares represented by ADRs not cancelled and surrendered to the ADR depositary in order to reduce the number of U.S. holders of our class B shares below 300, and thereby to become eligible for deregistration with the SEC. We intend to take steps to deregister as soon as practicable after completion of this transaction. See “Special Factors — Purpose, Alternatives, Reasons and Effects in a Going-Private Transaction — Purpose of the Transaction.”

      Use of Securities Acquired

      We will hold any acquired class B shares as treasury shares in accordance with Peruvian regulations.

      Plans

     Except as described below, there are currently no plans, proposals or negotiations that would result in a merger, reorganization, or liquidation of TdP; the purchase, sale or transfer of a material amount of assets of TdP or any of our subsidiaries; a material change in the TdP dividend rate or policy or the indebtedness or capitalization of TdP; a change in the present board of directors or management of TdP, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; changes in TdP’s bylaws or other governing instruments; or any change in TdP’s corporate structure or business.

     On March 26, 2004, TdP’s annual shareholder meeting approved transferring our cable television net assets to Telefónica Multimedia S.A.C, a wholly-owned subsidiary of TdP.

     The class B shares are listed on the Lima stock exchange. There are no plans for delisting the class B shares from the Lima stock exchange. You should recognize that the purchase of class B shares pursuant to the transaction will reduce the number of class B shares that might otherwise trade publicly and could reduce the number of holders of class B shares, which could adversely affect the liquidity and market value of the publicly-held class B shares.

     The class B shares and ADSs are currently registered under the Exchange Act. To the extent permitted by applicable law, we intend to terminate these registrations upon the consummation of the offers. Since the ADSs are no longer listed on a U.S. national securities exchange, the registration for the common shares or ADSs may be terminated if that class of shares is held of record by less than 300 U.S. persons. If the class B shares were no longer registered under the Exchange Act, the information that TdP has to furnish to our security holders and to the SEC would be substantially reduced. Also, certain provisions of the Exchange Act would no longer apply to the TdP ADSs. If the registration of the class B shares under the Exchange Act were terminated, the ADSs also could no longer be used as collateral for loans made by brokers.

      Transactions and Operations Following the Transaction

     Following the completion of this transaction, we or one or more of our affiliates may from time to time seek to acquire class B shares that are not held on behalf of ADR holders by the ADR depositary and not owned by us or our affiliates in open market transactions.

      8. Financial Statements

      Summary Information

     The following table presents historical summary financial data of TdP for the years ended December 31, 2003 and 2002. TdP derived the summary financial data from our audited consolidated financial statements. You should read the following information together with TdP’s audited consolidated financial statements and notes thereto included in the Schedule 13E-3 filed with the SEC.

     For more detailed financial statements, see our Annual Report on Form 20-F for the year ended December 31, 2002 and our Schedule 13E-3, each filed with the SEC.

SUMMARY FINANCIAL DATA

	2002	2003	2003(1)

	(thousands of constant nuevos
INCOME STATEMENT DATA	soles, except per share and ADS
Amounts in accordance with Peruvian GAAP:	amounts)
Fixed local telephone services	1,629,630	1,532,076	442,413
International long distance	181,810	165,683	47,844
Public telephone services	760,761	702,240	202,784
Domestic long distance	254,893	194,530	56,174
Business communications	203,531	267,129	77,138
Cable TV	300,196	320,003	92,406
Other (interconnection and services to related parties)	195,404	265,470	76,659
Total operating revenues	3,526,225	3,447,131	995,418
Personnel	422,928	404,110	116,694
General and administrative	1,032,865	1,076,617	310,891
Depreciation and amortization	994,282	1,002,593	289,516
Technology transfer and management fees(2)	234,910	295,429	85,310
Materials and supplies	56,262	60,548	17,484
Own work capitalized	(47,776)	(45,101)	(13,024)
Total operating expenses	2,693,471	2,794,196	806,871
Interest income	53,467	30,776	8,887
Interest expense	(232,244)	(138,770)	(40,072)
Inflation gain (loss)(3)	(16,383)	6,812	1,967
Other, net	(346,412)	(281,307)	(81,232)
Income before workers’ participation and income tax	291,182	270,446	78,097
Workers’ participation	(70,383)	(66,604)	(19,233)
Income tax	(189,546)	(181,894)	(52,525)
Net income	31,253	21,948	6,339
Income per share	2.050	2.000	0.580
Income per ADS(4)	20.480	20.020	5.780
Net income per share	0.018	0.013	0.004
Net income per ADS(4)	0.181	0.127	0.037
Dividends per share(5)(6)	0.008	0.000	0.000
Dividends per ADS(4)(5)(6)	0.083	0.000	0.000
Weighted average number of shares outstanding	1,722	1,722	1,722
(millions)
Amounts in accordance with U.S. GAAP(8):
Operating income	427,940	275,821	79,648
Net income	30,321	9,061	2,617
Net income per share	0.018	0.005	0.002
Net income per ADS(4)	0.176	0.053	0.015

	2002	2003	2003(1)

BALANCE SHEET DATA
Amounts in accordance with Peruvian GAAP:
Cash and cash equivalents	56,392	50,007	14,440
Property, plant and equipment, net	6,526,901	6,000,479	1,732,740
Total assets	8,345,738	7,590,747	2,191,957
Long-term indebtedness(7)	1,279,420	1,222,555	353,033
Total shareholders’ equity	3,469,984	3,301,560	953,381
Book value per share	2.015	1.917	0.554
Book value per ADS(4)	20.151	19.173	5.537
Amounts in accordance with U.S. GAAP:
Property, plant and equipment, net	6,955,842	6,384,208	1,843,548
Current assets	915,602	1,133,983	327,457
Noncurrent assets	7,707,660	6,749,073	1,948,909
Total assets	8,623,262	7,883,056	2,276,366
Total liabilities	5,210,168	4,607,912	1,330,613
Total shareholders’ equity	3,413,093	3,275,144	945,753

(1)	For the convenience of our readers, we have translated nuevos soles amounts into U.S. dollars at the rate of S/.3.463, the SBS Average Exchange Rate on December 31, 2003.

(2)	Amounts include S/.35,174,000 and S/.44,972,000 relating the technology transfer fee and S/.199,736,000 and S/.250,457,000 relating to the management fee in 2002 and 2003, respectively. See note 25 to our financial statements.

(3)	Under Peruvian GAAP, the item “Inflation gain (loss)” includes gains and losses from exposure to foreign exchange fluctuations.

(4)	Each ADS represents ten class B shares.

(5)	The dividend amounts have not been adjusted to reflect the effect of changes in the inflation rate as measured by the national wholesale price index.

(6)	Amounts indicate dividends per share declared in respect of the period indicated and may differ from the amounts shown in the financial statements, which indicate dividends declared during each period presented. Dividends were not declared in respect of 2003. See “— Subject Company Information — Dividends” and our financial statements contained in Annual Report on Form 20-F for the year ended December 31, 2002. In addition, we declared dividends in respect of retained earnings accumulated as of December 31, 2002 as follows: S/.0.087 per class B share and S/.0.866 per ADS.

(7)	Not including current portion of long-term debt and short-term bank loans.

(8)	Explanations of the principal differences between Peruvian GAAP and U.S. GAAP, as well as a reconciliation to U.S. GAAP, are provided in note 34 to our financial statements.

      9. Source and Amount of Funds or Other Consideration

      Source of Funds and Conditions

     The transaction is not conditioned upon any financing arrangements. We will obtain all required funds for this transaction from general corporate funds or short-term borrowings.

      Expenses

     The amount of funds required by TdP to purchase all of the class B shares held by the ADR depositary and to pay related fees and expenses is expected to be approximately S/.20.3 million (U.S.$5.8 million assuming the exchange rate of 3.47 nuevos soles to U.S.$1.00 in effect on April 21, 2004).

     Except as set forth below, we will not pay any fees or expenses to any broker, dealer or other person for soliciting tenders of the class B shares pursuant to the transaction.

Filing	. U.S.$	710
Printing and mailing		2,500
Stock exchange commissions		100,000
Legal		50,000
Fairness opinions		45,000
Auditors		49,000

Total	U.S.$	247,210

      Borrowed Funds

     No arrangements have been made in connection with any short-term borrowings to finance the proposed acquisition of the unclaimed class B shares held by the ADR depositary.

      10. Interest in Securities of the Subject Company

      Securities Ownership

     As of December 31, 2003, Telefónica and its affiliates (including directors and executive officers) beneficially owned 1,003,918,275 class B shares (in the form of shares or ADRs) or 58.3% of the outstanding capital stock.

      Securities Transactions

      There are no transactions in the subject securities during the past 60 days.

      11. The Solicitation or Recommendation

      Intent to Tender or Vote in a Going-Private Transaction

     After studying the transaction and its effects on holders of unsurrendered ADSs, the transaction was unanimously approved and deemed fair to the unaffiliated shareholders by all of the members of our board of directors subject to the receipt of up to two “fairness opinions” from unaffiliated parties. No director abstained or dissented from the vote in favor of conducting the transaction. The shareholders met on March 26, 2004 and approved TdP’s purchase of its own shares.

      Recommendations of Others

     We are not aware of any recommendation from any party other than our board of directors and our executive officers. For the reasons for our support of the transaction, see “Special Factors — Fairness of the Going-Private Transaction.”

      12. Amendment; Certain Conditions of this Transaction

     TdP reserves the right not to proceed with the transaction. Furthermore, the ADR depositary will determine in its sole discretion whether to proceed with the sale of the class B shares in accordance with the deposit agreement.

      The shareholders met on March 26, 2004 and approved TdP’s purchase of its own shares.

      13. Certain Legal Matters; Regulatory Approvals

      We are not aware of:

(1)	any governmental license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of the shares as contemplated herein,

(2)	any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the shares by us as contemplated herein;

(3)	any approval or other action by any government or governmental administrative regulatory authority or agency, domestic or foreign, or any consent, waiver or other approval that would be required as a result of or in connection with the transaction, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which we or any of our subsidiaries or affiliates is a party or the applicability of any antitrust laws or of any margin requirements under Section 7 of the Exchange Act and the applicable regulations; or

(4)	any material pending legal proceedings related to the transaction.

      Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for the class B shares purchased pursuant to the transaction pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to TdP’s business, and our obligation under this transaction to accept for payment and pay for the class B shares.

      We will report the results of the transaction to the SEC, CONASEV and the Lima stock exchange.

      14. Persons/Assets, Retained, Employed, Compensated or Used

      Solicitations or Recommendations

     No persons and classes of persons are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction, other than as set forth herein.

      Employees and Corporate Assets

     No officer, class of employees or corporate assets of the subject company has been or will be employed or used by the filing person in connection with the transaction.

      15. Miscellaneous

     No person has been authorized to give any information or make any representation on our behalf not contained in this transaction statement and, if given or made, such information or representation must not be relied upon as having been authorized.

     We have filed with the SEC a “going-private statement” on Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to this transaction. The Schedule 13E-3 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in this transaction statement, except that such information will not be available at the regional offices of the SEC.